Exhibit 99.30

GOLD X2 MINING INC.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

Expressed in Canadian Dollars

Gold X2 Mining Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Expressed in Canadian Dollars)

	June 30, 2026 $	December 31, 2025 $
		(audited)
ASSETS
Current assets
Cash and cash equivalents (Note 11)	105,564,434	12,601,306
Amounts receivable	1,025,314	541,304
Prepaid expenses and deposits	870,062	292,936
	107,459,810	13,435,546

Exploration and evaluation assets (Note 3)	77,856,750	77,779,455
Right-of-use assets and equipment (Note 4)	733,294	443,284
Long-term deposits	251,355	86,819
Total Assets	186,301,209	91,745,104

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 8)	7,084,514	4,471,554
Current portion of lease liabilities (Note 5)	71,928	113,995
Current portion of other liabilities (Note 3)	176,869	165,837
Flow-through premium liability (Note 6)	21,889,740	997,309
	29,223,051	5,748,695

Non-current portion of lease liabilities (Note 5)	66,053	170,372
Non-current portion of other liabilities (Note 3)	389,808	481,090
Total liabilities	29,678,912	6,400,157

EQUITY
Share capital (Note 7)	256,643,994	161,790,773
Obligation to issue shares (Notes 3 & 7)	300,000	300,000
Reserves (Note 7)	11,341,910	7,384,771
Deficit	(111,663,607)	(84,130,597)
Total equity	156,622,297	85,344,947
Total Liabilities and Equity	186,301,209	91,745,104

Nature of operations and going concern (Note 1)

Subsequent events (Note 14)

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 27, 2026. They are signed on behalf of the Board of Directors by:

"Michael Henrichsen"	“Joanna Pearson”
CEO and Director	Director

The accompanying notes are integral part of these condensed consolidated interim financial statements

Gold X2 Mining Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited – Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,
	2026 $	2025 $	2026 $	2025 $
		Restated (Note 13)		Restated (Note 13)
Expenses
Amortization (Note 4)	49,558	12,247	91,973	27,414
Consulting fees (Note 8)	482,102	457,315	1,373,555	743,415
Exploration expenses (Note 3)	11,521,360	6,370,083	21,831,068	12,273,182
General and administrative costs	217,654	156,591	473,142	306,130
Professional fees	440,172	190,478	517,018	385,556
Regulatory and transfer agent fees	76,030	56,748	118,295	90,504
Shareholder information and investor relations	583,673	119,599	842,372	658,211
Stock-based compensation (Notes 7 & 8)	4,064,110	760,564	7,587,286	1,543,008
Travel	299,076	43,976	404,049	62,008
Loss from operating activities	(17,733,735)	(8,167,601)	(33,238,758)	(16,089,428)
Other income (expenses)
Interest expense (Notes 3 & 5)	(34,541)	(1,276)	(60,789)	(3,645)
Part XII.6 tax (Note 6)	(42,205)	(36,308)	(70,235)	(137,666)
Interest and other income	541,147	20,708	895,696	137,582
Settlement of flow-through share premium (Note 6)	2,436,452	1,351,423	4,302,219	2,997,047
Total	2,900,853	1,334,547	5,066,891	2,993,318
Loss before income tax for the period	(14,832,882)	(6,833,054)	(28,171,867)	(13,096,110)
Deferred income tax recovery	-	(2,146,854)	-	(2,445,000)
Loss and comprehensive loss for the period	(14,832,882)	(4,686,200)	(28,171,867)	(10,651,110)

Loss per share – basic and diluted ($)	(0.16)	(0.08)	(0.30)	(0.18)
Weighted average number of common shares outstanding – basic and diluted (Note 10)	90,001,859	61,258,034	95,392,427	58,774,292

The accompanying notes are integral part of these condensed consolidated interim financial statements

Gold X2 Mining Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited – Expressed in Canadian Dollars)

	Common Shares (Note 7)	Share Capital $	Obligation to issue shares $	Reserves $	Deficit $	Total equity $
Balance, December 31, 2024	55,935,935	105,808,584	7,500,000	7,295,667	(59,092,102)	61,512,149
Shares issued for exercise of warrants (Note 7)	2,779,784	4,169,677	-	-	-	4,169,677
Shares issued for exercise of compensation options (Note 7)	181,704	304,422	-	(119,084)	-	185,338
Shares issued for exercise of stock options (Note 7)	168,738	294,237	-	(100,707)	-	193,530
Issuance of common shares for exploration and evaluation assets (Notes 3 & 7)	2,083,333	7,500,000	(7,500,000)	-	-	-
Shares issued for private placement (Note 7)	16,424,577	36,085,000	-	-	-	36,085,000
Flow-through share premium liability (Note 6)	-	(4,167,165)	-	-	-	(4,167,165)
Share issuance costs (Note 7)	-	(3,129,490)	-	-	-	(3,129,490)
Shares issued for vesting of restricted share units (Note 7)	68,199	71,079	-	(135,000)	-	(63,921)
Stock-based compensation (Note 7)	-	-	-	1,543,008	-	1,543,008
Loss and comprehensive loss for the period	-	-	-	-	(10,651,110)	(10,651,110)
Balance, June 30, 2025 (as restated, Note 13)	77,642,270	146,936,344	-	8,483,884	(69,743,212)	85,677,016
Issuance of common shares for exploration and evaluation assets (Notes 3 & 7)	4,180,555	13,378,331	-	-	-	13,378,331
Shares issued for exercise of compensation options (Note 7)	1,667	6,277	-	(1,527)	-	4,750
Shares issued for exercise of stock options (Note 7)	98,611	196,386	-	(65,386)	-	131,000
Shares issued for vesting of restricted share units (Note 7)	881,110	1,279,208	-	(1,405,688)	-	(126,480)
Share issuance costs (Note 7)	-	(5,773)	-	-	-	(5,773)
Shares to be issued to acquire net profit interest (Note 3)	-	-	300,000	-	-	300,000
Stock-based compensation (Note 7)	-	-	-	1,683,970	-	1,683,970
Fair value of replacement options - Kesselrun acquisition	-	-	-	4,558	-	4,558
Fair value of expired warrants, compensation options and stock options (Note 7)	-	-	-	(1,315,040)	1,315,040	-
Loss and comprehensive loss for the period	-	-	-	-	(15,702,425)	(15,702,425)
Balance, December 31, 2025	82,804,213	161,790,773	300,000	7,384,771	(84,130,597)	85,344,947
Shares and units issued for private placement (Note 7)	16,576,603	114,708,300	-	1,190,000	-	115,898,300
Flow-through share premium liability (Note 6)	-	(25,194,650)	-	-	-	(25,194,650)
Share issuance costs (Note 7)	-	(3,596,740)	-	-	-	(3,596,740)
Shares issued for vesting of restricted share units (Note 7)	41,667	78,750	-	(78,750)	-	-
Shares issued for exercise of warrants (Note 7)	168,000	177,586	-	(46,546)	-	131,040
Shares issued for exercise of compensation options (Note 7)	200,946	756,845		(184,150)		572,695
Shares issued for exercise of stock options (Note 7)	1,315,136	7,885,630	-	(3,871,844)	-	4,013,786
Fair value of expired options (Note 7)	-	-	-	(638,857)	638,857	-
Shares issued for exploration and evaluation assets (Notes 3 and 7)	3,531	37,500	-	-	-	37,500
Stock-based compensation (Note 7)	-	-	-	7,587,286	-	7,587,286
Loss and comprehensive loss for the period	-	-	-	-	(28,171,867)	(28,171,867)
Balance, June 30, 2026	101,110,096	256,643,994	300,000	11,341,910	(111,663,607)	156,622,297

The accompanying notes are an integral part of these condensed consolidated financial statements

Gold X2 Mining Inc.

 Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Expressed in Canadian Dollars)

	Six months ended June 30,
	2026 $	2025 $
Cash flows from operating activities		Restated (Note 13)
Loss for the period	(28,171,867)	(10,651,110)
Adjustments for:
Amortization and interest expense	141,500	31,059
Stock-based compensation	7,587,286	1,543,008
Accrued part XII.6 tax expense	-	95,553
Deferred income tax recovery	-	(2,445,000)
Other non-cash income (expenses)	(7,274)	16,558
Recovery of flow-through share premium	(4,302,219)	(2,997,047)
	(24,752,574)	(14,406,979)
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(1,061,136)	(128,549)
Accounts payable and accrued liabilities	2,612,960	1,420,272
Deferred transaction costs	-	(386,057)
Cash and cash equivalents used in operating activities	(23,200,750)	(13,501,313)

Cash flows from investing activities
Exploration and evaluation assets and long-term deposits	(204,331)	342,142
Net profit interest payment (Note 3)	(120,000)	-
Right-of-use assets and equipment (Note 4)	(481,200)	(61,096)
Cash and cash equivalents (used in) generated from investing activities	(805,531)	281,046

Cash flows from financing activities
Private placement, net of share issuance costs	112,301,560	32,955,510
Proceeds from warrants exercised	131,040	4,169,677
Proceeds from compensation options exercised	572,695	185,338
Proceeds from stock options exercised	4,013,786	193,530
Repayment of lease obligations	(49,672)	(44,546)
Settlement of restricted share units	-	(63,921)
Cash and cash equivalents generated from financing activities	116,969,409	37,395,588

Change in cash and cash equivalents	92,963,128	24,175,321
Cash and cash equivalents, beginning of period	12,601,306	15,379,270
Cash and cash equivalents, end of period (Note 11)	105,564,434	39,554,591
Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these condensed consolidated financial statements

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Gold X2 Mining Inc. (the “Company”) (“Gold X2”) is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition, exploration and evaluation of resource properties in Canada. Gold X2 currently holds title to the Moss Gold Project, Huronian Project, Hillcrest Project, and an option to earn into the Vanguard Project, Coldstream Project, and Star Lake Project located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3.

These condensed consolidated interim financial statements have been prepared assuming the Company will continue on a going concern basis, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. As at June 30, 2026, the Company had an accumulated deficit of $111,663,607 and incurred a loss of $28,171,867 for the six months ended June 30, 2026. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet future obligations until such a time as the Company is profitable. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

Statement of compliance

The Company’s condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed consolidated interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

As described in Note 7, the Company completed a 6-for-1 share consolidation on July 29, 2026. All numbers related to shares, stock options, compensation options, RSU, warrants and per share amounts have been retroactively restated to reflect the share consolidation in these condensed consolidated interim financial statements.

Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries Goldshore Mining Inc. (formerly Moss Lake Project Inc.) (“Goldshore”) and Kesselrun Resources Ltd (“Kesselrun”). Intercompany balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

The legal subsidiaries of the Company are as follows:

		Beneficial Ownership Interest
Name of Subsidiary	Place of Incorporation	June 30, 2026	December 31, 2025
Goldshore Mining Inc.	British Columbia, Canada	100%	100%
Kesselrun Resources Ltd	British Columbia, Canada	100%	100%

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Presentation and functional currency

The presentation and functional currency of the Company and its subsidiaries is the Canadian dollar. All amounts in these condensed consolidated interim financial statements are expressed in Canadian dollars, unless otherwise indicated.

Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. In preparing these condensed consolidated interim financial statements, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited consolidated financial statements for the year ended December 31, 2025.

Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2026. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements and has an effective date of January 1, 2027. The effects of the adoption of IFRS 18 on the Company’s financial statements have not yet been determined.

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying amounts of acquisition costs as at June 30, 2026 and December 31, 2025 and exploration expenditures incurred during the six months ended June 30, 2026 and 2025:

	Moss Gold Project $	Other Projects $	Total $
Exploration and evaluation assets
Balance, December 31, 2024 (restated)	52,055,250	314,000	52,369,250
Acquisition costs	8,364,527	348,650	8,713,177
Acquisition cost- Coldstream Project	200,000	-	200,000
Acquisition costs – Huronian Project	16,497,028	-	16,497,028
Balance, December 31, 2025	77,116,805	662,650	77,779,455
Additions	9,672	67,623	77,295
Balance, June 30, 2026	77,126,477	730,273	77,856,750

Exploration and evaluation expenditures
Assays	1,195,330	-	1,195,330
Camp and transportation	2,259,409	-	2,259,409
Community	339,391	-	339,391
Consulting and salaries	2,369,765	-	2,369,765
Database management	249,618	-	249,618
Drilling	11,539,616	-	11,539,616
Engineering studies	319,891		319,891
Environmental consulting	3,125,849	-	3,125,849
Geochemistry and geophysics	83,961	-	83,961
Other	84,838	-	84,838
Resource estimate	263,400	-	263,400
Six months ended June 30, 2026	21,831,068	-	21,831,068

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and evaluation expenditures
Assays	1,707,282	-	1,707,282
Camp costs	826,190	-	826,190
Consulting and salaries	2,319,847	21,676	2,341,523
Database management	129,920	-	129,920
Drilling	4,247,932	-	4,247,932
Environmental consulting(1)	1,731,396		1,731,396
Geochemistry and geophysics	745,863	-	745,863
Government grant	(200,000)	-	(200,000)
Other costs	743,076	-	743,076
Six months ended June 30, 2025 (restated, Note 13)	12,251,506	21,676	12,273,182

(1)	The figures have been reclassified to conform to current period’s presentation and $1,731,396 was reclassified from consulting and salaries to environmental consulting.

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Lake Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold Project located in Ontario, Canada (the “Transaction”). The Transaction closed on September 4, 2021 (“Closing”). In exchange for a 100% interest in the project, the Company will:

•	Pay $12,500,000 cash to Wesdome upon closing (paid);
•	Issue common shares with a fair value equal to the greater of a) $19,500,000 and b) 30% of the issued and outstanding common shares of the Company to Wesdome at closing (issued 30,085,000 common shares);
•	Issue $20,000,000 in common shares to Wesdome in the form of milestone payments consisting of:

o	$5,000,000 within 12 months of Closing (issued 1,388,889 common shares on June 6, 2022);
o	$7,500,000 upon the earlier of (i) the Company completing an updated Preliminary Economic Assessment (“PEA”) or pre-feasibility study; and (ii) 30 months from Closing (issued 2,083,333 common shares on December 4, 2023); and
o	$7,500,000 upon the earlier of (i) the Company completing a feasibility study, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) 48 months from Closing (issued 2,083,333 common shares on May 30, 2025).

•	Grant to Wesdome a 1.0% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project. The Company had the right to repurchase the NSR for $7,500,000 ($5,500,000 cash payment and $2,000,000 common share issuance) between December 4, 2023 and September 4, 2025 (30 and 48 months after Closing). On May 26, 2025, the Company provided notice to Wesdome of its intent to repurchase the NSR. On July 21, 2025 the Company paid $5,500,000 cash payment and issued 555,556 common shares with a fair value of $2.49 per common share.
•	Grant Wesdome the option of representation on the Company’s Board of Directors with two appointees relative to Wesdome’s total share ownership of the Company (completed). This nomination right lapsed during the year ended December 31, 2024.

The Moss Gold Project carries an underlying advanced royalty commitment due quarterly until the project enters production, which was inherited from Wesdome at the time of acquisition, presented as other costs in the table above.

On May 1, 2025, the Company entered into an agreement to repurchase 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project for a total purchase price of $1,590,000 through a combination of share consideration and cash payments over a term of 48-months. On August 1, 2025, the Company completed an initial share issuance of 166,667 common shares. Key terms of the option agreement are as follows:

1.	Monthly cash payments of $20,000 over four years (as at June 30, 2026, $280,000 has been paid);
2.	Issuance of 166,667 common shares (issued on August 1, 2025, at a value of $435,000, Note 7);
3.	On the fourth anniversary of the agreement date issue to the seller that number of common shares in the capital of the Company having a total value of $300,000.

The deferred payments were discounted using a rate of 12.95% per annum, resulting in a present value of $746,194 recognized as part of exploration and evaluation assets and a corresponding liability. As of June 30, 2026, the current portion of the liability was $176,869, the non-current portion was $389,808, and interest accretion of $39,751 was recorded during the six months ended June 30, 2026. After the NPI repurchase, the annual underlying advanced royalty commitment is $18,125, payable on a quarterly basis.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Moss Gold Project (continued)

Huronian Project

On November 28, 2025, the Company acquired a 100% interest in the Huronian Gold Project (“Huronian Project”), located adjacent to the Company’s Moss Gold Project in Northern Ontario, through the acquisition of all of the issued and outstanding common shares of Kesselrun for total consideration paid of $13,846,269 in cash and common shares of the Company.

The transaction closed on November 28, 2025. Under the terms of the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.0359 of a Gold X2 common share. As part of the transaction, Gold X2 also assumed $2.0 million of Kesselrun’s outstanding debt and provided a $0.5 million interest-free bridge loan prior to closing. The acquisition enhances the regional scale and strategic potential of the Company’s Northern Ontario gold assets through consolidation of complementary land positions. The consideration paid on the acquisition of Kesselrun was accounted for as an acquisition of exploration and evaluation assets with the fair value of the shares issued valued using the market value of the Company’s shares on the date of change of control. The acquisition of Kesselrun was recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid for 100% interest is as follows:
Cash paid to shareholders	$2,000,000
Common shares issued	11,339,998
Fair value of replacement options granted	4,558
Transaction costs	501,713
Total consideration paid	$13,846,269

Allocation of purchase price
Cash	$117,774
Amounts receivables	77,525
Huronian Project	16,497,028
Cash paid to settle Kesselrun debt	(2,000,000)
Inter-company loan	(500,000)
Accounts payable and accrued liabilities	(346,058)
Net assets acquired	$13,846,269

The Huronian Project carries various net smelter return (“NSR”) royalties ranging from 0.5% to 2.00%, some of which include buy-back provisions that allow the Company, at its option, to reduce the NSR. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $3,834,000 for a total NSR of 1.50%. The Company retains a right of first refusal to acquire certain NSRs on the same terms and conditions as any arm’s length third-party offer.

Coldstream Property

On October 20, 2025, the Company entered into a property purchase agreement with an arms length party (the “Vendor”) to acquire all of the rights, title and interests in and to the mineral exploration property known as the Coldstream Property located in the Province of Ontario.

In consideration of the Coldstream Claims, the Company paid the Vendor an initial cash payment of $200,000, and on or before the date that is 12 months from the effective date, the Company will pay the Vendor a final cash payment of $200,000. Commencing from the execution of the purchase agreement until completion of the transaction, the Company will act as the operator of the Coldstream Property.

Upon completion of the transaction the Company will grant the Vendor a 2% net smelter returns royalty (the “NSR Royalty”) with respect the Coldstream Claims. The Company will have the right to re-purchase from the Vendor 1% of the NSR Royalty for $500,000 within 30 days of commercial production.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Other Projects

Star Lake Property

On January 9, 2026, the Company entered into a definitive agreement with Sky Gold Corp. to acquire, in stages, up to 100% of Sky Gold’s interest in an option agreement over the Star Lake Property. Pursuant to the agreement, the Company has the right to earn 50%, 75% and 100% of Sky Gold’s interests in the Option Agreement (the “Option Agreement”) between Sky Gold and a local prospector (the “Local Prospector”) on the terms outlined below. Upon acquisition of 100% of the option interest, Gold X2 will have the exclusive right to purchase a 100% interest in the mineral rights forming the Star Lake Property. Gold X2 will be the operator of the Star Lake property.

Stage 1 – Acquisition of 50% of the Option Interest: In order to acquire 50% of the Option Interest the Company must: (i) provide $395,200 of assessment credits for the Stare Lake property, (which has been provided); (ii) issue Sky Gold shares of Gold X2 having a total value of $37,500 upon receipt of the TSX approval (issued) and another $37,500 at any time prior to Gold X2’s completion of the requirements for the 50% assignment of the interest; (iii) pay the Local Prospector $200,000 in either cash or shares, at the Company’s election and issue the Local Prospector shares of the Company having a total value of $25,000, in each case, by November 14, 2026; and (iv) complete Sky Gold’s exploration spend obligation under the underlying option agreement totaling $1,000,000 on or before March 14, 2028.

Stage 2 – Acquisition of 75% of the Option Interest: In order to acquire 75% of the Option Interest the Company must: (i) incur an additional $250,000 exploration spend on the Star Lake property; (ii) issue Sky Gold shares of the Company having a total value of $100,000; and (iii) issue the Local Prospector shares of the Company having a total value of $50,000.

Stage 3 – Acquisition of 100% of the Option Interest: In order to acquire 100% of the Option Interest the Company must: (i) incur an additional $250,000 exploration spend on the Star Lake property; (ii) issue Sky Gold shares of the Company having a total value of $125,000 and pay Sky Gold $250,000 in cash; and (iii) issue the Local Prospector shares of the Company having a total value of $50,000.

Exercising the Option: Upon acquiring 100% of the Option Interest, the Company may exercise its option to acquire the Star Lake property by issuing the Local Prospector that number of the Company’s shares having an aggregate value equal to the value of 125,000 shares of Sky Gold, determined as of the issuance date. Upon completion of the acquisition, the Local Prospector will retain a 2% NSR royalty on the Star Lake property and the Company will retain Sky Gold’s rights under the Option Agreement to purchase the NSR royalty from the Local Prospector in full for $3M. Additionally, the Company will be required to make minimum and advance royalty payments to the Local Prospector of $20,000 yearly from 2030-2033.

On February 19, 2026, the Company entered into an amendment agreement with Sky Gold to amend the definitive agreement dated January 9, 2026. The amendment establishes minimum issue prices for shares issued to satisfy dollar-denominated consideration under the definitive agreement of $5.40 per the Company’s share and $0.085 per Sky Gold share. All other terms and conditions of the definitive agreement remain unchanged and in full force and effect.

Vanguard Project

On July 5, 2022, as amended on May 29, 2023, May 21, 2024 and July 25, 2025, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn in to certain mining claims held by Thunder Gold in the Shebandowan greenstone belt known as the Vanguard Project (the “Vanguard Project”). The effective date of the agreement was July 28, 2022. Key terms of the option agreement are as follows:

1.	Total cash payments of an aggregate of $110,000 to Thunder Gold over 3 years, to be paid as follows:

a.	$10,000 within five days of July 28, 2022 (paid);
b.	an additional $20,000 on or before July 28, 2023, (paid);
c.	an additional $30,000 on or before July 28, 2024, (paid); and
d.	an additional $100,000 on or before July 28, 2025 (paid).

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Other Projects (continued)

2.	Total share issuance of an aggregate of 250,000 common shares of the Company (each, a “Share”) (such Shares to be subject to resale restrictions) as follows:

a.	50,000 Shares within five days of the Effective Date (issued on August 2, 2022 at fair value of $81,000);
b.	An additional 50,000 Shares on or before July 28, 2023 (issued on July 28, 2023 at a fair value of $43,500);
c.	an additional 66,667 Shares on or before July 28, 2024 (issued on July 26, 2024 at a fair value of $110,000); and
d.	an additional 83,333 Shares on or before July 28, 2025 (issued on July 28, 2025 at a fair value of $220,000).

3.	Total incurred expenditures on the Vanguard Project of not less than $5,289,000 at any time as follows:

a.	$100,000 on or before January 28, 2023 (completed);
b.	an additional $120,000 on or before July 28, 2023 (completed);
c.	an additional $80,000 on or before July 28, 2024 (completed); and
d.	an additional $4,989,000 which may be incurred at any time, at the sole discretion of the Optionee.

4.	Other non-material administrative and technical matters guiding the earn in relationship between the Company and Thunder Gold.

Hillcrest Project

On May 8, 2023, the Company staked various claims located in Ontario which comprise the Hillcrest Project for acquisition costs of $19,500. During the year ended December 31, 2025, these claims lapsed, and the Company staked various claims, including the original cells and expanded areas, for acquisition costs of $28,650.

4.	RIGHT-OF-USE ASSETS AND EQUIPMENT

A continuity of the Company’s right-of-use assets and equipment is as follows:

	Right-of-use assets (vehicles and office) $	Equipment $	Total $
Balance, December 31, 2024	468,181	33,256	501,437
Additions	165,976	203,796	369,772
Write-off	(66,231)	-	(66,231)
Balance, December 31, 2025	567,926	237,052	804,978
Additions	-	481,200	481,200
Dispositions	(198,666)	-	(198,666)
Balance, June 30, 2026	369,260	718,252	1,087,512

Accumulated amortization
Balance, December 31, 2024	276,424	33,256	309,680
Additions	73,754	27,933	101,687
Write-off	(49,673)	-	(49,673)
Balance, December 31, 2025	300,505	61,189	$361,694
Additions	39,945	52,028	91,973
Dispositions	(99,449)	-	(99,449)
Balance, June 30, 2026	241,001	113,217	354,218
Net book value
Balance, December 31, 2025	267,421	175,863	443,284
Balance, June 30, 2026	128,259	605,035	733,294

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

5.	LEASE LIABILITIES

Leased assets are comprised of leased vehicles and office space leases. At acquisition, leased assets and liabilities are measured at the present value of the lease payments plus the anticipated exercise of renewal options, discounted using the rate implicit in the leases, which was determined to be 8% on a weighted average basis for the six months ended June 30, 2026 and the year ended December 31, 2025.

The Company’s lease liabilities are as follows:

	June 30, 2026 $	December 31, 2025 $
Current portion of lease obligations	71,928	113,995
Non-current portion of lease obligations	66,053	170,372
Total	137,981	284,367

The lease liability interest expense recognized in the consolidated interiem statement of loss and comprehensive loss and lease payments recognized in the financing component of the statement of cash flows are as follows:

Balance, December 31, 2024	$203,754
Additions	165,975
Interest expense	16,957
Payments	(102,319)
Balance, December 31, 2025	$284,367
Terminations	(106,491)
Interest expense	9,777
Payments	(49,672)
Balance, June 30, 2026	$137,981

As at June 30, 2026, the Company is committed to minimum lease payments as follows:

June 30, 2026 $
Less than one year	84,357
One to five years	86,008
Total undiscounted lease liabilities	170,365

6.	FLOW-THROUGH PREMIUM LIABILITY

The following is a continuity of the Company’s flow-through premium liability:

	Issued October 2024 $	Issued June 2025 $	Issued February 2026 $	Total $
Balance, December 31, 2024	3,561,195	-	-	3,561,195
Additions	-	4,167,165	-	4,167,165
Settlement of flow-through share premium	(3,561,195)	(3,169,856)	-	(6,731,051)
Balance, December 31, 2025	-	997,309	-	997,309
Additions	-	-	25,194,650	25,194,650
Settlement of flow-through share premium	-	(330,913)	(3,971,306)	(4,302,219)
Balance, June 30, 2026	-	666,396	21,223,344	21,889,740

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

6.	FLOW-THROUGH PREMIUM LIABILITY (continued)

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the six months ended June 30, 2026, the Company amortized $4,302,219 of its flow-through share premium liabilities (six months ended June 30, 2025 - $2,997,047) upon incurring Qualifying CEE. The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at June 30, 2026, the Company must spend on Qualifying CEE:

•	$15,295,435 by September 15, 2026;
•	$5,627,360 by December 31, 2026;
•	$63,288,301 by December 31, 2027.

During the six months ended June 30, 2026, the Company incurred $70,235 (six months ended June 30, 2025 - $137,666) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rule, in accordance with the Income Tax Act of Canada.

7.	SHARE CAPITAL AND RESERVES

Authorized share capital

Unlimited number of common shares without par value.

Share consolidation

On July 29, 2026, the Company completed a 6-for-1 share consolidation. All share, stock options, compensation options, RSU, warrants and per share amounts have been retroactively restated to reflect the share consolidation.

Details of common shares issued during the six months ended June 30, 2026

On February 19, 2026, the Company completed the first tranche of a non-brokered private placement and issued 3,966,667 units of the Company at a price of $5.70 per unit for total gross proceeds of $22,610,000 and 2,777,778 charity flow-through common shares at a price of $7.40 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date of issue to acquire one additional common share at a price of $8.52 per share and have a value of $1,190,000 based on the residual value method. On February 26, 2026, the Company completed the second tranche of a non-brokered private placement and issued 9,832,158 charity flow-through common shares at a price of $7.40 for gross proceeds of $72,738,301. The total premium received from both tranches on the charity flow-through common shares issued was determined to be $25,194,650. In connection with the non-brokered private placements, the Company paid $3,596,740 of share issuance costs.

On March 13, 2026, the Company issued 3,531 shares with a fair value of $37,500 to Sky Gold pursuant to the Star Lake property acquisition agreement (Note 3).

During the six months ended June 30, 2026, 1,315,136 stock options were exercised into common shares at a weighted average exercise price of $3.05 for gross proceeds of $4,013,786.

During the six months ended June 30, 2026, the Company issued 41,667 common shares in connection with the vesting of 41,667 RSUs previously granted to a former officer of the Company.

During the six months ended June 30, 2026, 168,000 warrants were exercised into common shares at a weighted average exercise price of $0.78 for gross proceeds of $131,040.

During the six months ended June 30, 2026, 200,946 compensation options were exercised into common shares at an exercise price of $2.85 for gross proceeds of $572,695.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SHARE CAPITAL AND RESERVES (continued)

Details of common shares issued during the year ended December 31, 2025

On May 30, 2025, the Company issued 2,083,333 common shares at a value of $3.60 per share for a total value of $7,500,000 to Wesdome Gold Mines Ltd. pursuant to its purchase agreement for the Moss Gold Project (Note 3).

On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	4,385,965 flow-through common shares at a price of $2.28 for gross proceeds of $10,000,000;
•	4,734,848 charity flow-through common shares at a price of $2.64 for gross proceeds of $12,500,000;
•	7,303,764 common shares at a price of $1.86 for gross proceeds of $13,585,000.

Based on the difference in price between flow-through shares and the Company’s common shares, management accounted for the premium paid on the flow-through shares on a residual basis as a flow-through premium liability of $4,167,165 (Note 6). In connection with the private placement, the Company paid the underwriters a cash commission of $2,038,395, paid fees of $159,915 and incurred other share issuance costs of $936,953.

On July 21, 2025, the Company issued 555,556 common shares with a fair value of $1,383,333 to Wesdome pursuant to its repurchase of the 1.0% NSR on all metal production from the Moss Gold Project (Note 3).

On July 28, 2025, the Company issued 83,333 common shares with a fair value of $220,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project (Note 3).

On August 1, 2025, the Company issued 166,667 common shares with a fair value of $435,000 related to the agreement to repurchase 1.5% of a 2.5% NPI on the Moss Gold Project (Note 3).

On August 1, 2025, the Company issued an aggregate of 500,000 common shares pursuant to the vesting of 500,000 RSUs. In connection with the vesting, a total of $765,000 was transferred from reserves to share capital.

On November 28, 2025, the Company issued 3,374,999 common shares with a fair value of $11,339,998 as part of the consideration paid for the acquisition of Kesselrun (Note 3).

During the year ended December 31, 2025, a total of 1,018,750 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 949,309 common shares and an aggregate cash payment of $190,401. In connection with the vesting, a total of $1,540,688 was transferred from reserves to share capital.

During the year ended December 31, 2025, 2,779,784 warrants were exercised into common shares at an exercise price of $1.50 for aggregate gross proceeds of $4,169,677.

During the year ended December 31, 2025, 183,371 compensation options were exercised into common shares at an average exercise price of $1.04, for aggregate gross proceeds of $190,088. In connection with the exercises, a total of $120,611 was transferred from reserves to share capital.

During the year ended December 31, 2025, 267,349 stock options were exercised into common shares at an average exercise price of $1.21 for gross proceeds of $324,530. In connection with the exercises, a total of $166,093 was transferred from reserves to share capital.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SHARE CAPITAL AND RESERVES (continued)

Omnibus Incentive Plan

The Company adopted an Omnibus Incentive Plan on November 3, 2022 (the “Plan”), approved by shareholders at the Company’s annual general meeting on June 26, 2025. Under the Plan, the Company may grant its directors, officers, employees and consultants stock options, restricted share units, and deferred share units (together the “Share Based Compensation”) of the Company and which reserves up to 10% of its outstanding shares as Share Based Compensation. The exercise price shall not be less than the market value (“Market Value”) of the common shares of the Company as of the grant date. Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date and may be less than this price if it is within the discounts permitted by the applicable regulatory authorities including the TSX Venture Exchange. The expiry date of an option shall be determined by the Board of Directors of the Company and shall be no later than the tenth anniversary of the grant date of such option. The vesting terms and conditions of stock options are determined by the Board of Directors.

Stock options

The following is a continuity of the Company’s stock options outstanding for the year ended December 31, 2025 and for the six months ended June 30, 2026:

	Weighted average exercise price	Number of options
Closing balance, December 31, 2024	$2.40	4,013,647
Granted	3.30	2,485,792
Exercised	1.20	(267,349)
Cancelled/Forfeited	4.68	(531,442)
Closing balance, December 31, 2025	$2.79	5,700,648
Granted	7.29	904,167
Exercised	3.05	(1,315,136)
Expired	5.94	(219,963)
Closing balance, June 30, 2026	$3.38	5,069,716

During the six months ended June 30, 2026, the Company recognized $4,109,855 (six months ended June 30, 2025 – $1,543,008) in stock-based compensation expense related to the vesting of stock options. During the six months ended June 30, 2026, the fair value of expired stock options of $638,857 was reclassified to deficit (six months ended June 30, 2025 – $Nil).

As at June 30, 2026, the Company had the following options outstanding:

Expiry date	Options outstanding	Options exercisable	Exercise price	Remaining contractual life (in years)
November 23, 2026	16,666	16,666	$3.09	0.40
April 24, 2028	237,499	237,499	$1.50	1.82
December 22, 2028	241,378	241,378	$0.90	2.48
May 28, 2029	375,000	250,000	$1.35	2.91
November 28, 2029	972,224	625,001	$2.28	3.42
February 10, 2030	55,556	-	$2.28	3.62
September 2, 2030	54,167	18,056	$2.52	4.18
October 28, 2030	61,111	-	$3.06	4.33
November 6, 2030	1,926,948	619,169	$3.06	4.36
December 15, 2030	225,000	-	$3.84	4.46
January 29, 2031	487,500	-	$7.14	4.59
February 4, 2031	350,000	-	$7.14	4.60
April 1, 2031	41,667	-	$9.24	4.76
April 2, 2031	25,000	-	$8.94	4.76
Total	5,069,716	2,007,769

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

The weighted average remaining contractual life of stock options outstanding at June 30, 2026 was 3.89 years (December 31, 2025 – 3.44 years).

The table below summarizes the weighted average fair value of stock options granted, exercised and the closing share price at the date of exercise during the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
	2026	2025
Weighted average:
Fair value of stock options granted	$5.04	$1.26
Fair value of stock options exercised	$2.94	$0.60
Closing share price at the date of exercise	$8.83	$2.06

Stock options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Six months ended June 30,
	2026	2025
Risk-free interest rate	2.94%	2.74%
Expected option life in years	5	5
Expected share price volatility	91.24%	86.23%
Grant date share price	$7.08	$1.89
Expected forfeiture rate	Nil	Nil
Expected dividend yield	Nil	Nil

Restricted Share Units (“RSUs”)

The following is a continuity of the Company’s RSU’s outstanding for the six months ended June 30, 2026 and year ended December 31, 2025:

	Value at grant date	Number of RSU’s
Closing balance, December 31, 2024	$1.56	1,039,583
Granted	3.06	824,167
Vested	1.56	(1,018,750)
Cancelled/ Forfeited	1.56	(20,833)
Closing balance, December 31, 2025	$3.05	824,167
Granted	7.70	719,167
Vested	1.89	(41,667)
Closing balance, June 30, 2026	$5.31	1,501,667

During the six months ended June 30, 2026, the Company recognized $3,477,431 (six months ended June 30, 2025 - $827,573) in stock-based compensation expense related to the vesting of RSU’s.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

7.	SHARE CAPITAL AND RESERVES (continued)

As at June 30, 2026, the Company had the following RSU’s outstanding:

Vesting date	RSU’s outstanding	Value at grant date	Remaining vesting term (in years)
September 2, 2026	45,833	$2.52	0.18
October 28, 2026	8,333	$3.06	0.33
November 6, 2026	645,000	$3.06	0.35
December 2, 2026	83,334	$3.84	0.42
January 29, 2027	469,167	$8.28	0.58
February 4, 2027	233,333	$6.42	0.60
April 1, 2027	16,667	$9.24	0.75
Total	1,501,667

Warrants

The following is a continuity of the Company’s warrants outstanding for the six months ended June 30, 2026 and for year ended December 31, 2025:

	Weighted average exercise price	Number of warrants
Closing balance, December 31, 2024	$1.44	3,006,610
Exercised	1.50	(2,779,784)
Expired	1.50	(58,826)
Closing balance, December 31, 2025	$0.78	168,000
Issued	8.52	3,966,667
Exercised	0.78	(168,000)
Closing balance, June 30, 2026	$8.52	3,966,667

The weighted average remaining contractual life of warrants outstanding as at June 30, 2026 was 4.64 years (December 31, 2025 – 0.88 years).

Compensation options

The following is a continuity of the Company’s compensation options outstanding for the six months ended June 30, 2026 and for the year ended December 31, 2025:

	Weighted-average exercise price	Number of options
Closing balance, December 31, 2024	$2.10	452,966
Exercised	1.02	(183,371)
Closing balance, December 31, 2025	$2.85	269,595
Exercised	2.85	(200,946)
Closing balance, June 30, 2026	$2.85	68,649

As at June 30, 2026, the Company had the following compensation options outstanding:

Expiry date	Compensation options outstanding	Compensation options exercisable	Exercise price	Remaining contractual life (in years)
October 29, 2026	68,649	68,649	$2.85	0.33
Total	68,649	68,649

The weighted average remaining contractual life of compensation options outstanding at June 30, 2026 was 0.33 years (December 31, 2025 – 0.83 years).

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	Salaries and Consulting	Share-based compensation	Bonus	Total
Six months ended June 30, 2026	$	$	$	$
Michael Henrichsen, Chief Executive Officer	180,000	263,116	360,000	803,116
Michael Kanevsky, Chief Financial Officer	101,411	193,858	-	295,269
Peter Flindell, Chief Operating Officer(1)	155,000	136,909	-	291,909
Sam Gibson, Vice President Corporate Development	137,502	501,916	-	639,418
Amiel Blajchman, Vice President Sustainability(1)	62,500	110,142	-	172,642
Juciane Gomes, Former Interim Chief Financial Officer	14,000	6,837	-	20,837
Board of Directors	127,500	692,479	-	819,979
Total	777,913	1,905,257	360,000	3,043,170

(1)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

	Salaries and Consulting	Share-based compensation	Bonus	Total
Six months ended June 30, 2025	$	$	$	$
Michael Henrichsen, Chief Executive Officer	150,000	240,530	-	390,530
Peter Flindell, Chief Operating Officer(1)	140,000	79,965	-	219,965
Sam Gibson, Vice President Corporate Development	109,998	90,766	-	200,764
Marlis Yassin, Former Chief Financial Officer	12,000	8,570	-	20,570
Erica Bergstrom, Former Chief Financial Officer	71,503	70,986	-	142,489
Board of Directors	-	273,167	-	273,167
Former Directors	-	39,137	-	39,137
Sentinel	-	1,980	-	1,980
Total	483,501	805,101	-	1,288,602

(1)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

	Salaries and Consulting	Share-based compensation	Bonus	Total
Three months ended June 30, 2026	$	$	$	$
Michael Henrichsen, Chief Executive Officer	90,000	156,455	-	246,455
Michael Kanevsky, Chief Financial Officer	60,000	138,490	-	198,490
Peter Flindell, Chief Operating Officer(1)	77,500	81,684	-	159,184
Sam Gibson, Vice President Corporate Development	68,751	262,790	-	331,541
Amiel Blajchman, Vice President Sustainability	62,500	110,142	-	172,642
Board of Directors	63,750	354,962	-	418,712
Total	422,501	1,104,523	-	1,527,024

(1)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	Salaries and Consulting	Share-based compensation	Bonus	Total
Three months ended June 30, 2025	$	$	$	$
Michael Henrichsen, Chief Executive Officer	75,000	110,024	-	185,024
Peter Flindell, Chief Operation Officer(1)	70,000	36,478	-	106,478
Sam Gibson, Vice President Corporate Development	54,998	31,314	-	86,312
Erica Bergstrom, Former Chief Financial Officer	44,003	46,141	-	90,144
Board of Directors	-	129,311	-	129,311
Former Directors	-	18,186	-	18,186
Total	244,001	371,454	-	615,455

(1)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

Included in accounts payable and accrued liabilities at June 30, 2026 were the following amounts owed to related parties:

•	$31,500 to the Company’s Chief Executive Officer for compensation (December 31, 2025 - $353,476) and $8,707 for travel expenditures (December 31, 2025 - $13,737).
•	$Nil to the Company’s Chief Operating Officer for compensation (December 31, 2025 - $227,345) and $4,845 for travel expenditures (December 31, 2025 - $7,345).
•	$Nil to the Company’s Vice President Corporate Development for compensation (December 31, 2025 - $220,000).
•	$298 to the Company’s Vice President Sustainability for travel expenditures (December 31, 2025 - $Nil).
•	$3,417 to the Company’s Director for director fees (December 31, 2025 - $Nil).

The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to ranges from 3 to 12 months of base pay in the event of their agreements being terminated without cause.

During the six months ended June 30, 2025, the Company was party to service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc. (“Sentinel”), a company controlled by a close family member of Marlis Yassin, the former Chief Financial Officer. During the six months ended June 30, 2025, the Company incurred related party expenses with Sentinel for administration, corporate and financial reporting services of $15,000. The agreement was in effect until April 30, 2025.

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received.

9.	FINANCIAL INSTRUMENTS

a)	Categories of financial instruments and fair value measurements

The Company’s financial assets and liabilities are classified as follows:

	June 30, 2026 $	December 31, 2025 $
Financial assets:
Amortized cost
Cash and cash equivalents	105,546,434	12,601,306
Amounts receivable	1,025,314	541,304
Financial liabilities:
Amortized cost
Accounts payable and accrued liabilities	7,084,514	4,471,554
Other liabilities	566,677	646,927
Lease liabilities	137,981	284,367

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

9.	FINANCIAL INSTRUMENTS (continued)

Accounts payable and accrued liabilities include amounts due to and due from related parties (Note 8) and other liabilities. The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. Other liabilities recorded using effective interest rate method.

b)	Management of financial risks

The Company's risk exposures arising from financial instruments and the impact on the Company's consolidated financial statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at June 30, 2026, the Company was exposed to credit risk on its cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and amounts receivable are due from the Canada Revenue Agency; therefore, management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and amounts receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by maintaining adequate cash and managing its capital and expenditures. At June 30, 2026, the Company had cash and cash equivalents of $105,564,434 and accounts payable and accrued liabilities of $7,084,514 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At June 30, 2026, the Company assessed its liquidity risk as low.

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk. There have been no changes to the Company’s market risk exposure since December 31, 2025.

10.	BASIC AND DILUTED LOSS PER COMMON SHARE

	Six months ended June 30,
	2026	2025
Basic weighted average number of common shares outstanding	95,392,427	58,774,292
Effect of outstanding securities	-	-
Diluted weighted average number of common shares outstanding	95,392,427	58,774,292

For the six months ended June 30, 2026 and 2025, the Company incurred a loss and comprehensive loss. As such, diluted loss per share excludes any potential conversion of 5,069,716 (2025 – 3,869,901) stock options, 1,501,667 (2025 – 981,250) RSU’s, 3,966,667 (2025 – 168,000) warrants and 68,649 (2025 – 271,261 compensation options as they are anti-dilutive.

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Breakdown of cash and cash equivalents	June 30, 2026 $	December 31, 2025 $
Cash held in bank accounts	100,464,160	7,575,416
Guaranteed investment certificate	5,100,274	5,025,890
Total	105,564,434	12,601,306

	June 30, 2026 $	June 30, 2025 $
Non-cash investing and financing activities:
Shares issued for exploration and evaluation assets	37,500	7,500,000
Interest received	878,421	89,436
Interest paid	60,789	3,645
Income taxes paid	-	-

12.	SEGMENT DISCLOSURES

The Company operates in a single operating segment in the geographic location of Canada. All of the Company’s non-current assets are located in Canada.

13.	CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2025, the Company adopted a new accounting policy with respect to exploration and evaluation assets and expenditures as described in Note 18 to the consolidated financial statements for the year ended December 31, 2025. In prior years the Company’s policy was to capitalize by property all costs directly related to the exploration and evaluation of mineral properties classified as exploration and evaluation assets. The Company has elected to change this accounting policy to expensing such costs as exploration expenses in profit and loss as incurred.

The new accounting policy has been applied in preparing the consolidated financial statements for the year ended December 31, 2025, the comparative information for the six months ended June 30, 2025, and the preparation of the reconciliation tables below.

An explanation of how the transition from the amounts previously reported has affected the Company’s financial position, financial performance, and cash flows is set out below.

a)	Reconciliation of Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the six months ended June 30, 2025:

	As Previously Reported	Adjustment	As Restated
Exploration expenses	$-	$12,273,182	$12,273,182
Expenses	3,816,246	12,273,182	16,089,428
Loss before income taxes	822,928	12,273,182	13,096,110
Deferred income tax expense (recovery)	2,885,000	(5,330,000)	(2,445,000)
Loss and comprehensive loss	$3,707,928	$6,943,182	$10,651,110

Gold X2 Mining Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited – Expressed in Canadian Dollars Unless Otherwise Noted)

13.	CHANGE IN ACCOUNTING POLICY (continued)

b)	Reconciliation of Consolidated Statements of Cash Flows

For the six months ended June 30, 2025:

	As Previously Reported	Adjustment	As Restated
Loss for the year	$(3,707,928)	$(6,943,182)	$(10,651,110)
Deferred income tax expense	2,885,000	(5,330,000)	(2,445,000)
Accounts payable and accrued liabilities	172,848	1,247,424	1,420,272
Cash flows used in operating activities	(2,475,555)	(11,025,758)	(13,501,313)
Mineral property acquisition, exploration and long-term deposits	(10,683,616)	11,025,758	342,142
Cash flows received from (used in) investing activities	(10,744,710)	11,025,758	281,048
Change in cash and cash equivalents	$24,175,323	-	$24,175,323

14.	SUBSEQUENT EVENTS

Stock Options Issued

Subsequent to June 30, 2026, the Company granted 41,667 stock options with an exercise price of $6.72 per share to a director.

Stock Options Exercised

Subsequent to June 30, 2026, 74,721 stock options were exercised into common shares at a weighted average exercise price of $2.18 for gross proceeds of $163,075.

RSUs Issued

Subsequent to June 30, 2026, the Company granted 8,333 RSUs to a director. The RSUs vest on July 14, 2027.

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